Exhibit 99.1
SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:
SATMEX ENTERS INTO A LAUNCH SERVICES AGREEMENT FOR SATMEX 8 SATELLITE
Mexico, D.F. December 23, 2010 — Satélites Mexicanos, S.A. de C.V. (“Satmex”) announces that it entered into a contract for launch services with ILS International Launch Services, Inc. (“ILS”) for the launch of its Satmex 8 satellite, which is currently being developed and built for Satmex by Space Systems/Loral, Inc. (“SS/L”) to replace Satmex’s existing Satmex 5 satellite.
Satmex 8 is expected to be a 64 transponder, C- and Ku-band satellite with a design life of 15 years. The satellite is based on the SS/L 1300 platform, and will be designed to provide power levels that are approximately equal to those of Satmex 5 and Satmex 6, two of Satmex’s existing satellites over their footprints. The footprint of Satmex 8 will extend from the 48 continental states of the United States to Argentina, and will include the Caribbean, all of Latin America and the major cities of Brazil. Satmex expects Satmex 8 to be ready for shipment to the launch site by July, 2012.
The launch services agreement with ILS provides for a launch in the third quarter of 2012. According to Satmex’s estimates, the total Satmex 8 program, including construction, launching and insurance, will cost approximately of U.S.$350 million, which includes the total cost for launch services provided under the launch services agreement. Amounts due to ILS for launch services under the agreement are payable in installments on specified dates over the 19 month period following to the execution date of the agreement.
The payments to be made under the launch services agreement may be deemed to exceed the level of capital expenditures that Satmex may make or commit to make under the indentures governing its First Priority Senior Security Notes due 2011 (“First Priority Notes”) and Second Priority Senior Security Notes due 2013 (“Second Priority Notes”). Satmex, therefore, obtained waivers for certain indenture covenants from the holders of a majority of each of the First Priority Notes and Second Priority Notes to allow Satmex to enter into both the launch services agreement and the satellite construction agreement with SS/L for the design and construction of Satmex 8, and to make up to $100 million of cash payments in connection therewith (the “Waiver”). Satmex will require further waivers from the holders of its First Priority Notes and Second Priority Notes or alternative financing arrangements in order to make the contemplated payments under the Agreement in excess of the amounts permitted under the Waiver.
Patricio Northland, Chief Executive Officer of Satmex, expressed that he feels pleased with the selection of ILS as the provider for the Launch Services for Satmex 8 Satellite which will give to Satmex the opportunity to replace Satmex 5 satellite on time, since the launch window is secured.
Jesus Gutierrez, Satmex 8 Program Manager also mentioned that the Satmex 8 Program is according to the schedule and this agreement for the Launch Services will give certainty to Satmex’s customers for the replacement of Satmex 5 which will allow a timely migration of the clients to Satmex 8.
About Satmex
Satélites Mexicanos, S.A. de C.V. is a leading satellite service provider in Latin America. The Satmex fleet offers hemispheric and regional coverage throughout the Americas. Satmex owns and operates three satellites for full-time and occasional services in both C- and Ku-Bands: Solidaridad 2, Satmex 5 and Satmex 6. Thousands of users on the American continent, regardless of region or culture, benefit from Satmex services in applications such as broadband, voice and data transmission, and video broadcasting, among others. With over 30 years of experience and landing rights in 46 countries and territories, Satmex offers creative business technology solutions to improve the profitability of its customers. Satmex’s priority is empowering its customers’ businesses by providing a service of excellence for every need, all the time, anywhere in the Americas. Visit www.satmex.com.
Press Contacts:
publicrelations@satmex.com

Safe Harbor and Forward-Looking Statements
This press release contains forward-looking statements. All forward-looking statements in this news release reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of the date of this news release. Actual events or results might differ materially from these statements due to risks and uncertainties. Among other things, Satmex cannot be certain of the amount of expenditures that ultimately will be required to build and launch Satmex 8, the successful completion of the Satmex 8 program or the effect of any such events or matters on Satmex’s customers, financial condition and results of operations. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and subsequent Periodic Reports on Form 6-K.